Exhibit 99.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Company Registration No: 198703584K)

CHARTERED APPOINTS MAURIZIO GHIRGA AS DIRECTOR
AND AUDIT COMMITTEE MEMBER

Chartered Semiconductor Manufacturing Ltd (“Chartered” or the “Company”) today announced the appointment of Mr. Maurizio Ghirga as an independent director of the Company as well as a member of its Audit Committee with effect from November 2, 2006.

Mr. Ghirga brings to Chartered more than 40 years of experience in the oil and electronics industry. Mr. Ghirga held various senior positions with ESSO Italy and ESSO Chemical Italy, both subsidiaries of EXXON Co. prior to joining SGS Microelectronics in 1983 as the chief financial officer. When SGS Microelectronics and Thomson Semiconductors merged to form SGS-Thomson (now known as ST Microelectronics) in 1987, Mr. Ghirga was appointed the corporate vice president and chief financial officer. He contributed to the initial public offering of ST Microelectronics on the New York Stock Exchange in 1994.

After his retirement in 2003, Mr. Ghirga serves as the Senior Advisor to the President of ST Microelectronics. From early 2005 to the middle of 2006, Mr. Ghirga was the president and CEO of Accent, a silicon-design joint venture company between ST Microelectronics and Cadence.

Mr. Ghirga holds a degree in economics and finance at the University of Genoa.

By Order of the Board

Looi Lee Hwa
Company Secretary